[MONMOUTH COMMUNITY BANCORP LETTERHEAD]




                                 July ___, 2002







Dear Interested Investor:

     Enclosed please find a copy of our offering prospectus which details Monmouth Community Bancorp's current capital raising endeavor. We are presently offering 150,000 shares of our common stock to the general public, plus the number of shares reserved for, but not purchased by, our existing shareholders (i.e. 1,173,415 shares of our common stock minus the number of shares purchased by our existing shareholders pursuant to rights). The offering price for our common stock is $_______ per share.

     If you wish to purchase shares of our common stock, please carefully review the offering prospectus delivered herewith and then complete, sign and return the Subscription Agreement attached as Appendix B to the offering prospectus, together with payment for the shares subscribed for by you. Please be advised that the offering of our common stock to the general public is scheduled to expire on November 30, 2002, unless extended.

     The Board of Directors, Advisory Boards, Management and entire staff of Monmouth Community Bancorp are appreciative of your interest in becoming an owner of our institution. Should you have any questions regarding any of the information contained in the enclosed offering prospectus, please do not hesitate to call me at (732) 571-1300.

                                             Sincerely,




                                             -----------------------------------
                                             JAMES S. VACCARO,
                                             Chairman & Chief Executive Officer